UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Equifax do Brasil S.A.

(Exact name of registrant as specified in its charter)

Avenida Paulista, 1,636

3rd Floor, Suite 309, Room 1 Bela Vista

São Paulo, Brazil, ZIP code 01310-200

+1 (404) 885-8000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equifax do Brasil S.A.

By:	/s/ John W. Gamble, Jr.
Name: John W. Gamble, Jr.
Title: Chief Executive Officer

Date: June 30, 2023

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated June 29, 2023.